UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 19, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Provides Update on HepeX-B Program

New York, NY, July 19, 2006 - XTL Biopharmaceuticals, Ltd. (NASDAQ: XTLB, LSE: XTL, TASE: XTL) provided today an update on HepeX-B - a drug candidate for the prevention of re-infection with Hepatitis B following liver transplantation.

HepeX-B™ was discovered and developed by XTL, and was licensed to Cubist Pharmaceuticals in June 2004.

In December 2005, Cubist announced the positive results of a Phase 2B study with HepeX-B, based on which Cubist planned to meet with the FDA to discuss a proposed Phase 3 trial design.

During its quarterly investor conference call held earlier today, Cubist reported that the FDA direction on the regulatory pathway for approval creates both operational and economic challenges. The size of the safety population the FDA is looking for translates to an extremely lengthy development timeline, as there are only about 500 liver transplants due to hepatitis B each year--across the U.S. and Europe. At this point, Cubist has decided not to make any further investment in the HepeX-B program while the company evaluates strategic options for HepeX-B.

Ron Bentsur, XTL’s CEO, commented: “While we are disappointed, we consider the economic impact of Cubist’s decision on XTL to be nominal as due to the size of the market for HepeX-B, we do not believe that the potential royalties from Cubist constituted a value driver for XTL. The key value drivers for XTL remain the two clinical programs in Hepatitis C, the pre-clinical program for Hepatitis C, and our in-licensing program.”

ABOUT XTL BIOPHARMACEUTICALS, LTD.

XTLbio is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTLbio is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecules. XTLbio is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:

XTL Biopharmaceuticals Ltd. Ron Bentsur, Chief Executive Officer 212-531-5960 rbentsur@xtlbio.com

Redington, Inc. Thomas Redington 203.222.7399 212.926.1733

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 20, 2006	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer